EXHIBIT 99.1

Western Announces Departure of CFO in April 2019

VANCOUVER, British Columbia, March 07, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) announces that Julien François, Chief Financial Officer and Corporate Secretary, has resigned to pursue other opportunities.  He will be leaving the Company effective April 30, 2019.

Paul West-Sells, President and CEO said: “It has been tremendous pleasure working with Julien.  He has been a key member of the management team and will be truly missed.”

Dale Corman, Executive Chair of Western remarked: “On behalf of the Board, we would like to thank Julien for his important contributions to Western since 2006. We wish him the very best in his future endeavors.”

Mr. François will remain in his current role until April 30, 2019 in order to complete the Company’s financial reporting obligations through the first quarter of 2019, and to ensure an orderly transition of his responsibilities.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”

Dale Corman
Executive Chair
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com